SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 17, 2002]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___________

METSO’S FINANCIAL INFORMATION IN 2003
SIGNATURES

METSO’S FINANCIAL INFORMATION IN 2003

(Helsinki, Finland, December 17, 2002) – Metso Corporation (NYSE: MX; HEX: MEO) will publish its financial information in 2003 as follows:

February 5, 2003	2002 Financial Statements
April 29, 2003	Interim Review for January – March 2003
July 30, 2003	Interim Review for January – June 2003
October 29, 2003	Interim Review for January – September 2003

The Annual Report for 2002 will be published during the week 11 in March 2003.

Metso Corporation’s Annual General Meeting is planned to be held on April 15, 2003.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Date December 17, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation